

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2012

Via E-mail
Ian J. Webber
Chief Executive Officer
Global Ship Lease, Inc.
c/o Portland House
Stag Place
London SW1E 5RS
United Kingdom

**Re: Global Ship Lease, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 13, 2012
File No. 1-34153**

Dear Mr. Webber:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 4
Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. government…, page 16

1. Please update us on any contacts with Iran, Syria, Sudan and Cuba since your letters to us of August 26, 2009 and September 16, 2009. As you know, Iran, Syria, Sudan and Cuba are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts with these countries since your 2009

letters. Include descriptions of past, current and anticipated contacts through affiliates, subsidiaries, charterers or other direct or indirect arrangements, including any contacts through CMA CGM. We note from the CMA CGM website that CMA CGM maintains offices in Sudan and Cuba, and has agents in Iran and Syria. We also note recent articles reporting that CMA CGM stopped exports from Iran but still maintains shipments to and other activities in Iran. Describe any services or products you have provided to Iran, Syria, Sudan and Cuba, and describe any agreements, commercial arrangements, or other contacts you have had with the governments of, or entities controlled by the governments of, these countries.

2. Please provide an update on the potential for reputational harm from your relationship with CMA CGM since your prior letters. We note from the U.S. Department of Treasury's Office of Foreign Assets and Control's website that in August 2011, CMA CGM (America) paid a settlement to the Office of Foreign Assets and Control for alleged violations of sanctions stemming from the export of goods to Iran, Sudan and Cuba from 2004 to 2008. We also note 2011 news articles reporting that CMA CGM vessels were used to transport arms from Iran, albeit unknowingly.

3. You state that the Comprehensive Iran Sanctions Accountability and Divestment Act "expanded the scope" of the Iran Sanctions Act to non-U.S. companies, such as your company.   In future filings please revise the disclosure to remove any implication that (i) the prohibitions of ISA did not apply to certain activities of non-U.S. companies prior to its amendment by CISADA; and (ii) CISADA replaced, rather than amended, ISA.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
   Assistant Director
   Division of Corporation Finance